As Filed With the Securities And Exchange Commission on November 13, 1995
               						            Registration No. (none)


                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.___

Post-Effective Amendment No.___

                         AMT CAPITAL FUND, INC.
        		(Exact Name of Registrant as Specified in Charter)

                 430 Park Avenue New York, New York 10022
		         (Address of Principal Executive Offices) (Zip Code)

                              (212) 308-4848
        		(Registrant's Telephone Number, Including Area Code)

                  				William E. Vastardis, Treasurer
                       				AMT Capital Fund, Inc.
                          				430 Park Avenue
                     				New York, New York 10022

	          	(Name and Address of Agent for Service of Process)

                     			Copies to:	Andrew D. Gordon
                              					Lehman Brothers Funds, Inc.
                              					3 World  Financial Center
                              					New York, New York 10285


        William Goodwin, Esq.			   Gary S. Schpero, Esq.
        Dechert Price & Rhoads		   Simpson Thacher & Bartlett
        477 Madison Avenue			      425 Lexington Avenue
        New York, New York 10022		 New York, New York 10022

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective thirty days after filing pursuant to paragraph (a) of Rule 488.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly no fee is payable herewith. The Registrant filed a Rule 24f-2 Notice for its most recent fiscal year ended December 31, 1994 on February 28, 1995.



                              AMT CAPITAL FUND, INC.
                                    FORM N-14
                      CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement contains the following pages and documents:

                                  Front Cover
                                 Contents Page
                             Cross-Reference Sheet
                            Letters to Shareholders
                           Notice of Special Meeting

                                     PART A

                      Combined Prospectus/Proxy Statement

                                     PART B

                      Statement of Additional Information

                                     PART C

                               Other Information
                                   Signatures
                                    Exhibit


                             AMT CAPITAL FUND, INC.
                     REGISTRATION STATEMENT OF FORM N-14
                             CROSS REFERENCE SHEET

N-14	                           					Location in
Item No.					                        Registration Statement

                                     Part A: Information Required In
                                     Prospectus/Proxy Statement


1.  Beginning of Registration        Cover Page; Cross Reference Sheet
    Statement and Outside Front
    Cover Page of Prospectus

2.  Beginning and Outside Back       Table of Contents
    Cover Page of  Prospectus

3.  Synopsis Information and Risk    Synopsis; Principal Risk Factors
    Factors

4.  Information About the            Synopsis; Proposal 1 and Comparative
    Transaction                      Expense Table


5.  Information About the Registrant	Synopsis; Principal Risk Factors;
                                     Additional Information About
                                     AMT Capital Fund, Inc. and Its Shares;
                                     Miscellaneous; Current Prospectus of
                                     Class B shares of U.S. Selected Growth
                                     Portfolio, a portfolio of AMT
                                     Capital Fund, Inc.

6.  Information About the Company    Synopsis; Principal Risk Factors;
    Being Acquired                   Additional Information About Lehman
                                     Brothers Funds, Inc. and Its Shares;
                                     Miscellaneous;  Current Prospectus of
                                     Lehman Selected Growth Stock Portfolio, a portfolio of Lehman Brothers Funds, Inc.


7.  Voting Information	              Introduction and Voting Information;
                                     Synopsis

8.  Interest of Certain Persons and  Introduction and Voting
    Expenses                         Information: Proposal 1 The Plan of
                                     Reorganization

9.  Additional Information Required  Not Applicable
    Reoffering by Persons Deemed to
    be Underwriters

                                    	Part B:  Information Required In
                                     Statement of Additional Information


10.  Cover Page	                     Cover Page

11.  Table of Contents 	             Table of Contents

12.  Additional Information About    Preliminary Statement of Addition
     the Registrant                  Additional of Class B shares
                                     of U.S. Selected Growth Portfolio, a
                                     portfolio of AMT Capital Fund, Inc.

12.  Additional Information About    Current Statement of Additional
     the Company Being Acquired      Information of Lehman Selected Growth
                                     Stock Portfolio a series of Lehman
                                     Brothers Funds, Inc.


14.  Financial Statements				        Current Annual Report
                                     of Lehman Brothers Funds, Inc.




                                     Part C. Other Information

15.  Indemnification                 Indemnification

16.  Exhibits                        Exhibits

17.  Undertakings                    Undertakings



                  Lehman Selected Growth Stock Portfolio

                              A Series of
                      Lehman Brothers Funds, Inc.


Dear Shareholder:

You are cordially invited to attend a Special Meeting of Shareholders of the Lehman Selected Growth Stock Portfolio (the "SGS Portfolio"), an investment portfolio of Lehman Brothers Funds, Inc. ("Lehman Fund"), to be held on _________, _____________ at _____ Eastern time, at ______________.

At this meeting, shareholders will be asked to consider and take action on the proposed reorganization (the "Reorganization") of the SGS Portfolio as the new Class B shares of the U.S. Selected Growth Portfolio ("USG Portfolio") of AMT Capital Fund, Inc. ("AMT Capital Fund"). The formal Notice of Special
Meeting of the Shareholders and the Proxy Statement setting forth in detail the matters to come before the meeting are attached, and a Proxy Card is enclosed for you to complete and return in the pre-addressed, postage-paid envelope that provided.

                                IT IS IMPORTANT
                  THAT YOU RETURN THE PROXY WHETHER OR NOT
                       YOU PLAN TO ATTEND THIS MEETING.

The proposed Reorganization provides that each shareholder of the SGS Portfolio will receive a number of Class B shares of common stock in the new
USG Portfolio equal to the number of shares in the SGS Portfolio each such shareholders held. Also, as a part of the Reorganization, the SGS Portfolio will transfer all of its assets to the USG Portfolio. The investment objective, policies, restrictions, risk factors, and investment approach of the USG Portfolio are substantially similar to those of the SGS Portfolio. The new Advisory Agreement is similar to the current Advisory Agreement, except that AMT Capital Advisers, Inc. ("AMT Capital Advisers") replaces Lehman
Brothers Global Asset Management Inc. ("LGBAM") as investment adviser and the other differences described herein. Pursuant to the new Advisory Agreement, AMT Capital Advisers has delegated a portion of its duties to Delphi Asset Management ("Delphi") which acts as sub-adviser to the USG Portfolio pursuant to a Sub-Advisory Agreement between AMT Capital Advisers and Delphi. As sub-adviser Delphi will provide investment research and advice and will determine which portfolio securities shall be purchased or sold on behalf of the USG Portfolio. AMT Capital Advisers' duties as investment adviser extend to selecting, evaluating, and monitoring the sub-adviser.

Susan Hirsch, the portfolio manager at LBGAM primarily responsible for the day-to-day management of the SGS Portfolio, will serve as portfolio manager of the USG Portfolio, a position in which she will have the same discretion and decision-making authority over the new USG Portfolio as she exercised over the SGS Portfolio. Subsequent to the Reorganization, however, her services will be retained by Delphi instead of LGBAM. AMT Capital Services, Inc. will serve as administrator and Distributor to the USG Portfolio.

The Board of Directors of Lehman Funds believes that the proposed
Reorganization is in the best interests of the shareholders. The Reorganization also will allow shareholders to continue to access the portfolio management skills of Ms. Hirsch in spite of the fact that the SGS Portfolio will cease operations. The investment advisory fee to be paid by the USG Portfolio will be the same as that currently paid by the SGS Portfolio, and total Portfolio expenses will not exceed the expense of the SGS Portfolio during its last fiscal year.

At its meeting on November 1, 1995, the Directors approved the proposed Reorganization.

Again, whether or not you expect to attend the meeting, it is important that your shares be represented. Therefore, we urge you to vote FOR each of the proposals contained in the Combined Prospectus/Proxy Statement.

						Sincerely,


	________________________
						Andrew D. Gordon
						President


                      Lehman Selected Growth Stock Portfolio

                                  A Series of
                          Lehman Brothers Funds, Inc.


                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                 To be held on


A Special Meeting (the "Meeting") of the Shareholders of
Lehman Selected Growth Stock Portfolio (the "SGS Portfolio"), a series of Lehman Brothers Funds, Inc., a Maryland corporation ("Lehman Funds"), will be held on _____________ at ____
Eastern time, at ____________________ or at such adjourned time as may be necessary for the holders of a majority of SGS Portfolio's outstanding shares to vote for the following purposes:

(1) To approve or disapprove the proposed Agreement and Plan of Reorganization by and between Lehman Funds, on behalf of its SGS Portfolio, and AMT Capital Fund, Inc. ("AMT Capital
Fund"), on behalf of its newly-created U.S. Selected Growth
Portfolio (the "USG Portfolio"), providing for the transfer of all of the assets, subject to all of the liabilities, of SGS Portfolio in exchange for shares of the USG Portfolio (the "USG Shares"), and the distribution of such USG Shares to the shareholders of SGS Portfolio in complete liquidation of SGS Portfolio, as more fully described in the accompanying Combined Prospectus/Proxy
Statement; and

(2) To consider and act upon any other matters that may properly come before the meeting and any adjournments thereof.

The Agreement and Plan of Reorganization, the transactions contemplated thereby and related matters are described in the attached Combined Prospectus/Proxy Statement. A copy of the Agreement and Plan of Reorganization is attached as Appendix A to this Combined Prospectus/Proxy Statement.

THE BOARD OF DIRECTORS UNANIMOUSLY
RECOMMENDS THAT YOU VOTE IN FAVOR OF THE
PROPOSAL

Only shareholders of record as of the close of business on ___________ will be entitled to vote at the meeting and any adjournments thereof.

YOUR COOPERATION IN PROMPTLY COMPLETING,
SIGNING AND RETURNING THE ENCLOSED PROXY
WILL BE APPRECIATED.

                By order of the Board of Directors,

                _______________
                _______________




Place
Date


IMPORTANT: We urge you to sign, date and return your proxy in the enclosed envelope which requires no postage and is intended for your convenience. If you attend the meeting, you may vote your shares in person.


                 LEHMAN SELECTED GROWTH STOCK PORTFOLIO

                              A Series of
                     LEHMAN BROTHERS FUNDS, INC.
                      3 World Financial Center
                         New York, NY   10285
                           (212) 526-7000

                       AMT CAPITAL FUND, INC.
                          430 Park Avenue
                         New York, NY 10022
                          (212) 308-4848

             COMBINED PROSPECTUS/PROXY STATEMENT

                 ____________________________

                    SOLICITATION OF PROXIES

This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Lehman Brothers Funds, Inc. (the "Lehman Funds") to be voted at a Special Meeting of Shareholders of the Lehman Selected Growth Stock Portfolio (the "SGS Portfolio") to be held on ___________ at ___ Eastern time, at the offices of _______________________________________, at any adjournment(s) thereof (the "Meeting").

The purpose of the Meeting is to consider an Agreement and Plan of Reorganization (the "Reorganization Plan") among the Lehman Funds, on behalf of the Lehman Selected Growth Stock Portfolio ("SGS Portfolio"), an investment portfolio of Lehman Funds, and AMT Capital Fund, Inc. (the "AMT Capital Fund"), on behalf of the U.S. Selected Growth Portfolio (the "USG Portfolio"), an investment portfolio of AMT Capital Fund, that would effect the reorganization of the SGS Portfolio into the USG Portfolio and certain transactions and other actions contemplated thereby, as described below (the "Reorganization" or "Proposal 1"). Pursuant to the Reorganization Plan, which has been approved by the Board of Directors of Lehman Funds, all of the assets of the SGS Portfolio would be acquired by the USG Portfolio in exchange for Class B shares of common stock
(the "USG Shares") in the new USG Portfolio and the assumption by USG Portfolio of all of the liabilities of the SGS Portfolio. Such USG Shares then would be distributed to SGS Portfolio shareholders at the rate of one new USG Share (or fraction thereof) for each share (or fraction thereof) of common stock in the SGS Portfolio. As a result of the proposed transactions, each shareholder of the SGS Portfolio would receive a number of full or fractional new USG Shares equal to the number of SGS Portfolio shares owned by such SGS Portfolio shareholder at the time of the Reorganization. Such new USG Shares would have an aggregate net asset value on the effective date of the Reorganization equal to the aggregate net asset value of the SGS Portfolio shares. A copy of the form of the Reorganization Plan is set forth in Appendix A to this Combined Prospectus/Proxy Statement.

Lehman Funds and AMT Capital Fund are both open-end, diversified investment companies (i.e., mutual funds) incorporated in the state of Maryland. The investment policies and restrictions of the new USG Portfolio will be substantially similar to those of the SGS Portfolio. Each of the SGS Portfolio and USG Portfolio has the primary investment objective of seeking long-term capital appreciation. Each seeks to achieve this investment objective through investments in equity securities of small- and medium- sized U.S. companies which the adviser or in the case of the USG Portfolio, the sub-adviser, believes have the potential for above-average capital appreciation.

This Combined Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about USG Portfolio, AMT Capital Fund, SGS Portfolio and
Lehman Funds, and the transactions contemplated by the proposed Reorganization Plan, that an investor should know before voting on the proposed Reorganization Plan. A copy of the preliminary prospectus of the Class B shares of the USG
Portfolio, dated ______________ , is included with this Combined Prospectus/Proxy Statement and is incorporated by reference herein.

A preliminary statement of additional information regarding the new USG Portfolio, dated __________________, has been filed with the Securities and Exchange Commission (the
"Commission"). Copies of this document may be obtained without charge by contacting AMT Capital Services, Inc. at 430
Park Avenue, New York, New York 10022 or by telephoning
AMT Capital Services, Inc. at 1-800-762-4848.

The current prospectus and statement of additional information
regarding the SGS Portfolio, each dated November    , 1995 are
incorporated by reference herein. A copy of the current prospectus of the SGS Portfolio is included with this Combined Prospectus/Proxy Statement. A copy of the current statement of additional information of the SGS Portfolio may be obtained without charge by contacting AMT Capital Services, Inc. at 430 Park Avenue, New York, New York 10022, or by telephoning
AMT Capital Services, Inc. at 1-800-762-4848.

A statement of additional information, dated ________________ relating to the proposed transactions and other actions described in this Combined Prospectus/Proxy Statement, including historical financial statements, has been filed with the Commission and is incorporated by reference herein. Copies of this statement of additional information may be obtained without charge by contacting AMT Capital Services at 430 Park Avenue,
New York, New York 10022, or by telephoning AMT Capital
Services at 1-800-762-4848.

_______________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION
NOR HAS THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS.  ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.
__________________________

The date of this Combined Prospectus/Proxy Statement is
_______________.


                COMBINED PROSPECTUS/PROXY STATEMENT

                         TABLE OF CONTENTS


                                                  Page

Introduction and Voting Information

        Special Meeting: Voting of Proxies; Adjournment
        Revocation of Proxies
        Proxy Solicitation

Synopsis
        Proposal 1- Approval or Disapproval of Agreement and
                Plan of Reorganization
        The Proposed Reorganization
        Costs and Expenses of the Reorganization
        Continuation of Shareholder Accounts; Share Certificates
        Forms of Organization of Lehman Funds and AMT
                Capital Fund
        Operation of the USG Portfolio Following the
                Reorganization
        Purchases of USG Shares
        Redemptions
        Exchanges
        Dividends and Distributions
        Advisory and Distribution Fees and Expenses
        Investment Objective and Policies
        Federal Income Tax Consequences of the Proposed
                Reorganization

Principal Risk Factors

Proposal 1- Approval or Disapproval of Agreement and Plan of
                Reorganization
        Reasons for the Proposed Reorganization
        Continuity of Portfolio Management
        Constant Investment Advisory Fees
        Comparative Expense Table
        Table of Expenses per $1,000 Investment
        Federal Income Tax Consequences of the Proposed
                Reorganization
        Pro Forma Capitalization and Ratios
        Summation

Description of AMT Capital Fund and the New USG Portfolio

Description of Administrator

Description of Distributor

Comparative Information on Shareholder Rights
        General
        Shares
        Management of the Affairs of AMT Capital Fund, Inc.
        Shareholder Meetings
        Liability and Indemnification of Directors and Officers
        Removal of Directors

Comparative Information on Investment Advisory Agreements

Additional Information about AMT Capital Fund, Inc. and the
U.S. Selected Growth Portfolio

Additional Information About Lehman Brothers Funds, Inc. and the Lehman Selected Growth Stock Portfolio

Miscellaneous
        Available Information
        Legal Matters
        Financial Statements and Experts

Other Business

Proposals for Future Meetings

Proxy for a Special Meeting of Shareholders

Part B
Statement of Additional Information for the U.S. Selected
                Growth Portfolio

Statement of Additional Information Table of Contents

Part C. Other Information
        Indemnification
        Exhibits
        Signatures

Index to Exhibits Included in Part C

Appendix A:  Agreement and Plan of Reorganization


                 LEHMAN SELECTED GROWTH STOCK PORTFOLIO

                              A Series of
                      LEHMAN BROTHERS FUNDS, INC.
                       3 World Financial Center
                         New York, NY   10285

                 COMBINED PROSPECTUS/PROXY STATEMENT

                Special Meeting of Shareholders to be
                      held on _______________.

                     ____________________________

                 INTRODUCTION AND VOTING INFORMATION


Special Meeting: Voting of Proxies: Adjournment

This Combined Prospectus/Proxy Statement is being furnished to the shareholders of the SGS Portfolio in connection with the solicitation by the Board of Directors of Lehman Funds of proxies to be voted at a Special Meeting of Shareholders of the SGS Portfolio to be held on ___________ at ___ Eastern time, at the offices of _______________________________________, and at any adjournment(s) thereof. The purpose of the Meeting is to approve or disapprove the Reorganization Plan by and between Lehman Funds, on behalf of the SGS Portfolio, and AMT Capital Fund, on behalf of the USG Portfolio, providing for the transfer of all of the assets, subject to all of the liabilities, of SGS Portfolio to the USG Portfolio in exchange for USG Shares, and the distribution of such USG Shares to the shareholders of SGS Portfolio in complete liquidation of the SGS Portfolio, as fully described hereafter in this Combined Prospectus/Proxy
Statement; and to consider and act upon any other matters that may properly come before the meeting and any adjournments thereof.

Record holders of shares of common stock of the SGS Portfolio at the close of business on __________, the record date, will be entitled to one vote per share and proportionate fractional votes for fractional shares on all business to be presented at the Meeting. On the record date, _______ shares of common stock of the SGS Portfolio were outstanding and entitled to be voted at the meeting. These shares were held of record on Lehman
Funds' books primarily by The Shareholder Services Group
("TSSG"), Lehman Funds' administrator and a subsidiary of First Data Corporation, Lehman Funds' transfer agent. As of the record date there were two 5% beneficial shareholders. Lehman Brothers Treasury Department ("LBTD") holds ____ shares
(___%) of the SGS Portfolio, and Lehman Brothers Incorporated is the record holder of ___ shares (___%) of the SGS Portfolio held for the benefit of ____________as of the record date.
Lehman Funds and _____________, as record holders of ___% of the outstanding shares of the SGS Portfolio, may be deemed a control person of the SGS Portfolio. It has been Lehman Funds' practice to invest seed capital in certain of the mutual funds advised by its affiliates to assist the funds in getting established. Lehman Brothers Funds continually assesses its needs for capital, and in connection therewith redeems seed capital in the ordinary course after a fund is established. In that connection, Lehman
Funds intends to redeem its current shares in the SGS Portfolio in an orderly manner.

The enclosed form of proxy, if properly executed and returned, will be voted in accordance with the choices specified thereon. If no choice is specified with respect to a proposal, the proxy will be voted in favor of the proposal being considered, and, in the discretion of the proxies named in the proxy card, on any other matter properly brought before the Meeting. The representation in person or by proxy of a majority of the outstanding voting securities of SGS Portfolio is necessary to constitute a quorum for voting on the proposals herein. If a quorum is present at the meeting, the approval of the Reorganization Plan will require the affirmative vote of at least a majority of the outstanding voting securities of the SGS Portfolio. As defined in the 1940 Act, the term "majority of the outstanding voting securities" means the vote of the lesser of (i) 67% of the voting shares of the SGS Portfolio present in person or by proxy at a meeting where more than 50% of the outstanding voting shares are present in person or by proxy; or (ii) more than 50% of the outstanding voting shares of the Fund (a "1940 Act Majority"). In the event that a quorum is present at the meeting but sufficient votes to approve a proposal are not received, or if a quorum is not present, an affirmative vote of the majority of shares represented at the meeting for adjournment will cause the meeting to be adjourned to permit the further solicitation of proxies. For purposes of establishing a quorum, abstentions and broker non-votes will be treated as shares that are present. Broker "non-votes" are proxies received by the SGS Portfolio from brokers or nominees when the broker or nominee has neither received instructions from the beneficial owner or other persons entitled to vote on a particular matter. Abstentions and broker "non-votes" are equivalent to a vote against the proposals.

The Reorganization Plan provides that the expenses of the Reorganization including the costs and expenses incurred in the preparation and mailing of the notice, this Combined Prospectus/Proxy Statement and the proxy, and solicitation of proxies, other than the legal expenses of LBGAM, will be borne by AMT Capital Advisers, Inc. ("AMT Capital Advisers").

The enclosed proxy is revocable by you at any time prior to the exercise thereof by submitting a written notice of revocation or subsequently executed proxy. Signing and mailing the proxy will not affect your right to give a later proxy or to attend the Meeting and vote your shares in person.

This Proxy Statement, the Notice of Special Meeting of
Shareholders and the form of proxy are being first mailed to shareholders on or about __________.

The Board of Directors of Lehman Funds has unanimously approved, and recommends that shareholders vote FOR, Proposal 1, Approval of the Agreement and Plan of
Reorganization described below.

                          SYNOPSIS

The following is a summary of certain information contained elsewhere in this Combined Prospectus/Proxy Statement, the prospectuses of Lehman Funds and AMT Capital Fund, and the Reorganization Plan. Lehman Funds shareholders should read this entire Combined Prospectus/Proxy Statement carefully.

                         PROPOSAL 1
 APPROVAL OF THE PROPOSED AGREEMENT AND PLAN OF REORGANIZATION.


The Proposed Reorganization

SGS Portfolio shareholders will be asked at the Meeting to vote upon and approve the Reorganization Plan. The Reorganization Plan is set forth in Appendix A to this Combined Prospectus/Proxy Statement. Pursuant to the Reorganization Plan, the SGS Portfolio, a series of Lehman Funds, would effectively be reorganized into the new Class B shares (the "USG Shares") of the USG Portfolio, a series of AMT
Capital Fund. The Reorganization Plan sets forth the terms and conditions under which the proposed transactions contemplated by the Reorganization are to be consummated. The Board of Directors of Lehman Funds, including the "non-interested persons" of Lehman
Funds, as that term is defined in Section 2(a)(19) of the 1940 Act (the "Lehman Independent Directors"), and the Board of Directors of AMT Capital Fund including the "non-interested persons" of AMT Capital Fund, as that term is defined in Section 2(a)(19) of the 1940 Act (the "AMT Capital Fund Independent Directors"), have unanimously approved the Reorganization Plan.

The consummation of the transactions contemplated by the proposed Reorganization is subject to a number of conditions set forth in the Reorganization Plan, some of which conditions may be waived by Lehman Funds (see "The Proposed Reorganization-
- Agreement and Plan of Reorganization" under Proposal 1 below). Among the significant conditions (which may not be waived) are (i) the receipt by Lehman Funds and AMT Capital
Fund of an opinion of counsel as to certain Federal income tax aspects of the Reorganization (see "The Proposed Reorganization--Federal Income Tax Consequences of the
Proposed Reorganization" under Proposal 1, below) and (ii) the approval of the Reorganization Plan by the affirmative vote of the holders of at least a 1940 Act Majority of the outstanding shares of the SGS Portfolio. The Reorganization Plan provides for the acquisition of all of the assets of the SGS Portfolio by the USG Portfolio in exchange for USG Shares and the assumption by USG Portfolio of all of the liabilities of the SGS Portfolio. The USG Shares then would be distributed to the SGS Portfolio shareholders at a rate of one new USG Share (or fraction thereof) for each SGS Portfolio share (or fraction thereof held). The aggregate net asset value of a USG Share received by an SGS Portfolio shareholder would be equal to the aggregate net asset value of a share of the SGS Portfolio immediately prior to the closing of the Reorganization. The Reorganization is anticipated to occur on ________,1995, or such later date as the parties may agree (the 'Reorganization Closing Date").

For the reasons set forth below under "The Proposed Reorganization--Reasons for the Proposed Reorganization" under "Proposal 1", Lehman Fund's Board, including all of the
Lehman Independent Directors, has unanimously concluded that the Reorganization would be in the. best interest of the SGS Portfolio and its shareholders and the interests of the existing SGS Portfolio shareholders would not be diluted as a result of the transactions contemplated by the Reorganization. Lehman
Fund's Board, therefore, has submitted the Reorganization Plan effecting the Reorganization for approval by the SGS Portfolio shareholders at the Meeting, and recommends the approval of the Reorganization Plan.

Costs and Expenses of the Reorganization

The Reorganization Plan provides that AMT Capital Advisers will bear all the costs and expenses of the Reorganization of the SGS Portfolio, including professional fees and the costs of the Meeting, such as the costs and expenses incurred in the preparation and mailing of the notice, this Combined Prospectus/Proxy Statement, and the solicitation of proxies, which may include reimbursement to broker-dealers and others who forward proxy materials to their clients. Such costs and expenses to be paid by AMT Capital Advisers will not result in result in an increase in management or distribution fees payable by the SGS Portfolio or the USG Portfolio (see "Advisory and Distribution Fees and Expenses" below).

Continuation of Shareholder Accounts; Share Certificates

As a result of the proposed transactions contemplated by the Reorganization, each SGS Portfolio shareholder will cease to be a shareholder of the SGS Portfolio and, as described below, will receive USG Shares at the rate of one USG Share (or fraction thereof) for each SGS Portfolio share (or fraction thereof) held on the Reorganization Closing Date, and the USG Portfolio shares will have an aggregate net asset value equal to the aggregate net asset value of such shareholder's SGS Portfolio shares as of the close of business on the Reorganization Closing Date.

The USG Portfolio will establish accounts for all SGS Portfolio shareholders containing the appropriate number of USG Portfolio shares. Receipt of USG Shares by an SGS Portfolio shareholder will be deemed to authorize the USG Portfolio and its agents to establish for the SGS Portfolio shareholder, with respect to the USG Portfolio, all of the same (i) account options, including telephone redemptions, if any, (ii) dividend and distribution options, and (iii) options for payment that SGS Portfolio shareholders had elected previously with respect to the SGS Portfolio. Similarly, no further action will be necessary in order to continue any retirement plan currently maintained by a SGS Portfolio shareholder, with respect to USG Portfolio shares.

SGS Portfolio shareholders to whom certificates have been issued will be required to surrender their certificates in order to receive USG Shares.

No sales charge will be imposed in connection with the issuance of USG Portfolio shares to the SGS Portfolio shareholders pursuant to the Reorganization.

Forms of Organization of Lehman Funds and AMT Capital Fund

The USG Portfolio is a newly-created series of AMT Capital
Fund, a Maryland corporation organized on August 3, 1993, and an open-end management investment company registered under the 1940 Act. In addition, AMT Capital Fund has two other series of shares outstanding: the Money Market Portfolio and the HLM International Equity Portfolio. The operations of the AMT Capital Fund and of the USG Portfolio are governed by the Articles of Incorporation and the By-Laws of AMT Capital Fund; and by Maryland Law, as applicable.

SGS Portfolio, an investment portfolio of Lehman Fund, is a Maryland corporation and an open-end management investment company registered under the 1940 Act. The operations of Lehman Funds and the SGS Portfolio are governed by the Articles of Incorporation and the By-Laws of Lehman Funds; and by Maryland Law, as applicable.

The Lehman Funds (including the SGS Portfolio) and AMT
Capital Fund (including the USG Portfolio) are also subject to the provisions of the 1940 Act, and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder.

Operation of the USG Portfolio Following the Reorganization

Upon consummation of the Reorganization, USG Portfolio will operate in a manner that is substantially similar to the current operation of the SGS Portfolio. The USG Portfolio will be governed by the Board of Directors and officers of AMT Capital Fund. Background information with respect to AMT Capital
Fund's directors and officers is set forth in USG Portfolio's statement of additional information, which is available upon request from AMT Capital Services. The responsibilities, powers, and fiduciary duties of the directors of AMT Capital
Fund are substantially similar to those of the directors of Lehman Funds. AMT Capital Fund's directors supervise the business affairs and investments of the USG Portfolio, which will be managed on a daily basis by AMT Capital Advisers, the adviser, and Delphi Asset Management ("Delphi"), the sub-adviser, to the USG Portfolio. Susan Hirsch, the portfolio manager at LBGAM primarily responsible for the day-to-day management of the SGS Portfolio, will serve as portfolio manager of the USG Portfolio, a position in which she will have the same discretion and decision-making authority over the new USG Portfolio as she exercised over the SGS Portfolio. Subsequent to the Reorganization, however, her services will now be retained by Delphi instead of LGBAM. AMT Capital Services Inc. ("AMT Capital Services") will serve as administrator and distributor to the USG Portfolio. The investment objective, policies, and restrictions of the new USG Portfolio will be substantially similar to those of the SGS Portfolio.

Purchases of USG Shares

The USG Shares have rights that are substantially similar to the shares currently offered by SGS Portfolio; however, the USG Portfolio will have no contingent deferred sales charges
("CDSC"), and the CDSC that is currently applicable to shares of the SGS Portfolio will be waived in connection with the disposal of SGS Portfolio shares as part of the Reorganization. In addition, the USG Portfolio has designated a class of its shares as Class A shares, none of which are currently outstanding. For information regarding the terms under which shares of the USG Portfolio are offered and applicable distribution charges, see "Purchase of Shares" in the preliminary prospectus of the USG Portfolio.

The SGS Portfolio has Lehman Brothers Inc. ("LBI") serve as its distributor. The new USG Portfolio will have AMT Capital
Services as the distributor pursuant to a Services and Distribution Plan (the "New Plan") with AMT Capital Fund. Additionally,
LBI will serve as a dealer under a new Dealer Agreement between AMT Capital Services and LBI.

The New Plan to be in effect with respect to the USG Shares, pursuant to Rule 12b-1 of the Investment Company Act of 1940
(the "1940 Act"), will be substantially similar in all material respects to the Services and Distribution Plan currently in place for the SGS Portfolio except that AMT Capital Services will serve as the distributor and the following differences: (a) the New Plan does not provide for any CDSC, while the Current Plan has a CDSC of up to 2.00% of the redemption proceeds; and (b) under the New Plan there is a selling agreement with several dealers whereas under the Current Plan shares are only sold by LBI.

Redemptions

USG Portfolio offers the same redemption rights and privileges currently offered by the SGS Portfolio, and such rights and privileges are subject to the same restrictions and procedures currently prescribed by the SGS Portfolio, except that the USG Portfolio does not impose any CDSC. For information regarding redemption of USG Portfolio shares, see "Redemption of Shares" in the preliminary prospectus of the USG Portfolio.

Exchanges

The USG Portfolio does not allow for the exchange of its shares.

Dividends and Distributions

As is SGS Portfolio's practice, USG Portfolio will distribute its investment income and net realized capital gains, if any, once a year, normally either at the end of the year in which earned or at the beginning of the next year. Unless a shareholder instructs
AMT Capital Fund to pay dividends or capital gains distributions in cash and to credit them to the shareholder's account, dividends and distributions will be reinvested automatically in additional USG Shares at their net asset value, except that for SGS shareholders who become USG shareholders in connection with the Reorganization, the elections with respect to payments of dividends and distributions that such shareholders previously made with respect to their shares of the SGS Portfolio will remain the same. Shares redeemed during a given month are entitled to dividends and distributions declared up to and including the date of redemption.

Similar to SGS Portfolio's practice, each USG Portfolio shareholder or its authorized representative will receive an annual statement designating the amount of any dividends and distributions made during the year and their federal tax qualification.

Advisory and Distribution Fees and Expenses

The SGS Portfolio is advised by LGBAM.  The new USG
Portfolio will be advised by its investment adviser, AMT Capital Advisers, and sub-adviser, Delphi. The new Advisory
Agreement is similar to the current Advisory Agreement, except for the following differences: (1) AMT Capital Advisers replaces LGBAM as investment adviser; (2) the new Advisory Agreement permits AMT Capital Advisers to engage a sub-adviser; and (3) the new Advisory Agreement provides for indemnification of the adviser in certain circumstances (as described below). AMT Capital Advisers has selected Delphi to serve as sub-adviser to the USG Portfolio pursuant to a Sub-Advisory Agreement. The sub-adviser will provide investment research and advice and will determine which portfolio securities shall be purchased or sold on behalf of the Portfolio. AMT Capital Advisers' duties as investment adviser include selecting, evaluating, and monitoring the sub-adviser.

As described below under Proposal 1, the respective terms of the new Advisory Agreement and New Plan with respect to the USG Portfolio are substantially similar to those of the current Advisory Agreement and Current Plan for the SGS Portfolio. Accordingly, the aggregate contractual rates payable by the USG Portfolio for investment advisory services and distribution services will remain the same under the new Advisory Agreement and New
Plan, respectively.

Investment Objective and Policies

Upon consummation of the Reorganization, the investment objective, policies and restrictions of the USG Portfolio will be substantially similar to those of the SGS Portfolio. Accordingly, the primary objective of the USG Portfolio is to seek long-term capital appreciation. It will seek to achieve this investment objective through investments in equity securities of small- and medium-sized U.S. companies which the sub-adviser believes have the potential for above-average capital appreciation. The investment objective of the USG Portfolio is a fundamental policy and may not be changed without the approval of vote of at least a 1940 Act Majority of the outstanding voting securities of the USG Portfolio. The investment objective, policies, and restrictions of the USG Portfolio and the investment risks are described under "Investment Objective and Policies" in the preliminary prospectus of the USG Portfolio and under "Investment Objective and Policies" in the preliminary statement of additional information of the USG Portfolio.

Federal Income Tax Consequences of the Proposed
Reorganization

The USG Portfolio and the SGS Portfolio will receive, as a condition to the Reorganization, an opinion from Dechert Price
& Rhoads, counsel to the USG Portfolio, to the effect that the proposed Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the U.S. Internal
Revenue Code of 1986, as amended (the "Code"). Accordingly, no gain or loss generally will be recognized by the USG Portfolio, the SGS Portfolio or their respective shareholders. For additional information regarding the Federal income tax consequences of the Proposed Reorganization, see 'The Proposed Reorganization-Federal Income Tax Considerations of the Proposed
Reorganization" under Proposal 1, below.

PRINCIPAL RISK FACTORS

Because the investment objective, policies, and restrictions of the USG Portfolio are substantially similar to those of the SGS
Portfolio, the risks associated with the particular investment policies and strategies that the USG Portfolio and the SGS
Portfolio are authorized to employ also are substantially similar. Investment in the USG Portfolio may involve an above-average risk, as the securities of the kinds of companies in which the USG
Portfolio invests may be subject to significant price fluctuation. For additional information regarding the principal risk factors of investing in the USG Portfolio, see "Risk Factors and Special Considerations" in the preliminary prospectus of the USG Portfolio.

                               PROPOSAL 1
               APPROVAL OF THE PROPOSED AGREEMENT AND
                       PLAN OF REORGANIZATION.

On November 1, 1995, the Board of Directors of Lehman Funds, including all of the Lehman Independent Directors, approved the Reorganization Plan which is subject to approval by the shareholders of SGS Portfolio. The Reorganization Plan provides for (a) the transfer of all of the assets and liabilities of the SGS Portfolio to the newly formed USG Portfolio, subject to all of the liabilities of USG Shares, in exchange solely for USG Shares, and (b) the distribution by the SGS Portfolio to its shareholders of USG Shares in complete liquidation of the SGS Portfolio.

As a result of the Reorganization, each shareholder of the SGS Portfolio will thus become a shareholder of the USG Portfolio and will hold, immediately after the closing of the Reorganization (the "Closing Date"), the same number of USG
Shares that such shareholder held in the SGS Portfolio immediately before the Closing. The investment objective, policies, restrictions, risk factors, and investment approach of the USG Portfolio will be substantially similar to those of the SGS Portfolio. The new Advisory Agreement is substantially similar to the current Advisory Agreement, except for the following differences: AMT Capital Advisers replaces LGBAM as the investment adviser, the new Advisory Agreement permits AMT
Capital Advisers to engage a sub-adviser, and the new Advisory Agreement provides that the USG Portfolio will indemnify AMT
Capital Advisers in certain circumstances.  AMT Capital
Advisers has selected Delphi to serve as sub-adviser to the USG Portfolio pursuant to a Sub-Advisory Agreement between AMT
Capital Advisers and Delphi. The sub-adviser will provide investment research and advice and will determine which portfolio securities shall be purchased or sold on behalf of the Portfolio. AMT Capital Advisers' duties as investment adviser include selecting, evaluating, and monitoring the sub-adviser.

Susan Hirsch, the portfolio manager at LBGAM primarily responsible for the day-to-day management of the SGS Portfolio, will serve as portfolio manager of the USG Portfolio, a position in which she will have the same discretion and decision-making authority over the new USG Portfolio as she exercises over the SGS Portfolio. Subsequent to the Reorganization, however, her services will be retained by Delphi instead of LGBAM. AMT
Capital Services will serve as administrator and distributor to the USG Portfolio.

AMT Capital Fund is a registered investment company, organized as a corporation under the laws of Maryland in 1992, with its principal place of business at 430 Park Avenue, New
York, New York 10022. AMT Capital Fund offers two other existing portfolios, the HLM International Equity Portfolio and the Money Market Portfolio, neither of which is involved in the Reorganization. AMT Capital Fund recently created the USG Portfolio into which it is proposed that the SGS Portfolio will be reorganized. In the event that shareholders of SGS Portfolio do not approve the Reorganization Plan, the Directors of Lehman
Funds will consider the alternatives available to them.

A copy of the Reorganization Plan is attached to this Combined
Prospectus/Proxy Statement as Appendix A, and the description of the Reorganization Plan therein is qualified in its entirety by reference to Appendix A.

Reasons for the Proposed Reorganization

Continuity of Portfolio Management. Susan Hirsch has served as the portfolio manager of the SGS Portfolio since its inception in May, 1994, and has been primarily responsible for the day-to-day management of the SGS Portfolio and thus responsible for its current track record. Prior to joining LBGAM as portfolio manager in 1994, Ms. Hirsch was a Senior Vice President at
Lehman Funds, where she had primary responsibility for the selection of investments for the Lehman Brother Selected Growth Stock List. Ms. Hirsch is a member of Institutional Investor Magazine's 1991, 1992 and 1993 All American Research Team small growth stocks.

In light of the recent decision by LBGAM to exit certain of its mutual fund businesses, the Reorganization allows current shareholders to continue to access the investment expertise of Ms. Hirsch. Ms. Hirsch has agreed to terminate her employment at LBGAM effective upon the Closing Date and join Delphi, the sub-adviser to the USG Portfolio. Consequently, the transition of Ms. Hirsch from managing the SGS Portfolio to managing the USG Portfolio will be uninterrupted.
Constant Investment Advisory Fees. Under the current Advisory Agreement between Lehman Funds and LBGAM, SGS Portfolio pays LGBAM a monthly base fee at the annual rate of 0.75% of the average daily net assets of the SGS Portfolio. Under the new Advisory Agreement between AMT Capital Fund and AMT
Capital Advisers, the USG Portfolio will pay AMT Capital
Advisers a monthly base fee at the annual rate of 0.75% of the average daily net assets of the USG Portfolio. AMT Capital Advisers will pay Delphi, the sub-adviser, its sub-advisory fee pursuant to the Sub-Advisory Agreement out of AMT Capital Advisers' investment advisory fee.

LBGAM and TSSG have voluntarily agreed to reimburse the SGS Portfolio for "Total Fund Operating Expenses," in excess of 2.10% of its average net assets. AMT Capital Advisers, Delphi and AMT Capital Services have similarly voluntarily agreed to reimburse the USG Portfolio for "Total Fund Operating
Expenses," in excess of 2.10% of its average net assets, the total expense ratio of the USG Portfolio through the end of its most recent fiscal year will not be greater than that of the SGS Portfolio for its most recent fiscal year.

The following table and example provide a comparison of the annual operating expenses (as a percentage of average net assets) the SGS Portfolio currently pays and the estimated amounts the USG Portfolio would pay following consummation of the
Reorganization:

Comparative Expense Table

                               SGS Portfolio           USG Portfolio
                               Existing Expense        Estimated Expense
Investment Advisory Fees            0.75%                 0.75% (a)
OtherExpenses- including            0.35% (b)             0.35% (b)
Rule 12b-1 Fees                     1.00% (c)             1.00%  (d)
Maximum CDSC                        2.00%                 None
        (as a percentage of
        redemption proceeds)
Total Operating Expenses           2.10% (e)               2.10% (f)

(a) This amount includes advisory fees and sub-advisory fees.
(b) This amount reflects voluntary expense
reimbursements as explained hereinafter. Absent these voluntary expense reimbursements, the ratio of "Other Expenses" to average net assets would have been 0.46%
for the SGS Portfolio, and is estimated to be ___ % for the USG Portfolio.
(c) LBI receives an annual 12b-1 fee of 1.00% of the value of the Fund's average daily net assets, consisting of a .75% distribution fee and a .25% service fee. Under the rules of the National Association of Securities Dealers, Inc. (the 'NASD") a 12b-1 fee may be treated as a sales charge for certain purposes. Because a 12b-1 fee is an annual fee charged against the assets of a fund, long-term shareholders may indirectly pay more in total sales charges than the economic equivalent of the maximum front-end sales charge permitted by rules of the NASD.
(d) USG Portfolio has adopted the same 12b-1 fee as described in (c) which fee is paid to AMT Capital
Services.
(e) This amount reflects the agreement by LBGAM and the SGS Portfolio's administrator to reimburse the SGS Portfolio for "Total Fund Operating Expenses" in excess of 2.10% average net assets for a period of at least one year from the date of the Prospectus dated November 28, 1994. Absent these voluntary expense reimbursements, the ratio of "Total Fund Operating Expenses" to average net assets would be 2.21%.
(f) The amount set forth for "Total Operating Expenses" reflects the agreement by AMT Capital Advisers, Delphi and AMT Capital Services to reimburse the USG Portfolio for "Total Fund Operating Expenses" in excess of 2.10% of its average net assets for an indefinite time period. Absent these voluntary expense reimbursements, the ratio of "Total Fund Operating Expenses" is estimated to be 2.5%.

Example
You would pay the following expenses on a $1,000 investment in each of the SGS Portfolio and the USG Portfolio, assuming
(1) 5% annual return and (2) redemption at the end of each time period.

                               1 Year  3 Years 5 Years 10 Years

SGS Portfolio                  $       $       $       $

USG Portfolio                  $       $       $       $

These examples should not be considered a representation of future expenses or performance. Actual operating expenses and annual returns may be greater or less than those shown.

Federal Income Tax Consequences of the Proposed
Reorganization The SGS Portfolio and Lehman Funds will receive, as a condition to the Reorganization, an opinion from Dechert Price & Rhoads, counsel to the USG Portfolio, to the effect that, based on the facts, assumptions and representations of the parties, for federal income tax purposes: (i) the acquisition by the USG Portfolio of substantially all of the assets of the SGS Portfolio in exchange solely for USG Shares and the assumption by the USG Portfolio of the liabilities of the SGS Portfolio, followed by the distribution of such USG Shares to the SGS Portfolio shareholders in exchange for their shares of the SGS Portfolio in complete liquidation of the SGS Portfolio, will constitute a "reorganization" within the meaning of Section
368(a) of the U.S. Internal Revenue Code of 1986, as amended
(the "Code"), and the USG Portfolio and the SGS Portfolio will each be "a party to a reorganization" within the meaning of
Section 368(b) of the Code; (ii) no gain or loss will be recognized to the SGS Portfolio upon the transfer of substantially all of its assets to the USG Portfolio in exchange solely for USG Shares and the assumption by the USG Portfolio of the liabilities of the SGS Portfolio, or upon the distribution to the target shareholders of such USG Shares; (iii) the basis of the assets of the SGS Portfolio in the hands of the USG Portfolio will be, in each instance, the same as the basis of those assets in the hands of the SGS Portfolio immediately prior to the Reorganization; (iv) the holding period of the assets of the SGS Portfolio in the hands of the USG Portfolio will include the period during which the assets were held by the SGS Portfolio; (v) no gain or loss will be recognized by the USG Portfolio upon the receipt of the assets of the SGS Portfolio in exchange for USG Shares; (vi) no gain or loss will be recognized by the shareholders of the SGS Portfolio upon the receipt of USG Shares solely in exchange for their shares of the SGS Portfolio; (vii) the basis of the USG Shares received by the shareholders of the SGS Portfolio will be the same as the basis of the shares of the SGS Portfolio surrendered in exchange therefor; and (viii) the holding period of the USG Shares received by the shareholders of the SGS Portfolio will include the holding period of the shares of the SGS Portfolio surrendered in exchange therefore, provided that on the date of the exchange the shares of the SGS Portfolio were held as capital assets in the hands of the shareholders of the SGS Portfolio.

The foregoing is only intended to be a summary of the principal Federal income tax consequences of the Reorganization and should not be considered to be tax advice. In addition, while it is believed that the foregoing is correct, it is not certain that the U.S. Internal Revenue Service will agree with the conclusions stated above. Shareholders of the SGS Portfolio may wish to consult their own tax advisers regarding the Federal, state and local tax consequences with respect to the foregoing matters and any other considerations which may be applicable to the shareholders of the SGS Portfolio.

Pro Forma Capitalization and Ratios. The following table shows the capitalization of the SGS Portfolio and the USG Portfolio separately as of September 30, 1995 (unaudited), and combined in the aggregate on a pro forma basis (unaudited), as of that date giving effect to the Reorganization:

                               SGS Portfolio   USG Portfolio  Pro Forma Combined
Net Assets:                                         $0
NetAssetValue ("NAV") Per Share:                    $0
Shares Outstanding                                   0

The following table shows the ratio of expenses to average net assets and the ratio of net investment income to average net assets of the SGS Portfolio and the USG Portfolio separately for the year ended
September 30, 1995 (unaudited), and combined in the aggregate on a pro forma basis (unaudited), as of that date, giving effect to the
Reorganization:

                               SGS Portfolio   USG Portfolio  Pro Forma Combined
Ratio of Expenses to              2.10%              0%           2.10%
        Average Net Assets
Ratio of Net Investment Income to                    0%
        Average Net Assets

Summation Based upon the foregoing, Lehman Fund's Board of Directors has determined that the Reorganization is in the best interests of the shareholders of the SGS Portfolio, and has determined further that the interests of the shareholders will not be diluted as a result of the Reorganization.

In reaching this conclusion, the Board of Directors of Lehman Funds considered many factors, including without limitation the following: the compatibility of the investment objective, policies and restrictions, as well as the service features available to shareholders, of the SGS Portfolio and the USG Portfolio; the capabilities and resources of AMT Capital Advisers, Delphi and the other proposed service providers in the areas of investment, administration, fund accounting, transfer agency, custody, marketing and shareholder servicing, as applicable; expense ratios and available information regarding the fees and expenses of the SGS Portfolio and the USG Portfolio as well as similar funds; the terms and conditions of the Reorganization and whether the Reorganization would result in a dilution of shareholder interests; costs to be incurred by the SGS Portfolio and the USG Portfolio in connection with the Reorganization; tax consequences of the Reorganization; possible alternatives to the Reorganization; and the commitment of AMT Capital Advisers and its affiliates to maintain and enhance the business of the USG Portfolio for the benefit of shareholders of the USG Portfolio, including former shareholders of the SGS Portfolio.

Description of AMT Capital Fund and the New USG Portfolio

The USG Portfolio has been organized specifically for the purpose of effectuating the Reorganization of the SGS Portfolio. Prior to the Closing, the USG Portfolio will have no assets (other than a nominal investment by Alan M. Trager, President of AMT Capital Services, as the sole initial shareholder of the USG Portfolio) and no liabilities. The investment objective, policies, restrictions, risk factors, and investment approach of USG Portfolio will be substantially similar to those of the SGS Portfolio at the Reorganization Closing Date. The USG Portfolio will be advised by a new investment adviser, AMT Capital Advisers, with Delphi serving as the sub-adviser. However, Susan Hirsch has agreed to continue to serve as portfolio manager since Delphi has retained her services to manage the new portfolio. AMT Capital Services will serve as the administrator and distributor to the new portfolio.

The manner in which USG Shares are distributed and the distribution system will be substantially the same as for the SGS Portfolio, except for differences discussed in the section "Distributor." In addition, dividends on USG Shares will be declared and paid on the same basis and at the same times as dividends are paid to shareholders of the SGS Portfolio. Further, all rights, privileges and obligations of shareholders existing immediately prior to the reorganization, except for those which stem from Lehman
Fund's articles of incorporation and by-laws, which are discussed below under "Comparative Information on Shareholder Rights" are substantially similar in all material respects to those which shareholders will be entitled as shareholders of the USG Portfolio.

Description of Administrator

AMT Capital Services will serve as the administrator to the USG Portfolio pursuant to an Administration Agreement with AMT Capital Fund, on behalf of the USG Portfolio, which is substantially similar in all material respects to the current Administration Agreement except that AMT Capital Services will serve as administrator.

AMT Capital Services provides administrative services to, and assists in managing and supervising all aspects of, the general day-to-day business activities and operations of the USG Portfolio other than investment advisory activities, including oversight of custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. AMT Capital Services acts as an independent, third-party administrator responsible for managing all aspects of the USG Portfolio's operations. It focuses on selecting, managing, and replacing, if necessary, the other service providers to secure the best services at the best prices available on the market.

Founded in early 1992, AMT Capital Services is a registered broker-dealer whose senior managers are former officers of Morgan Stanley and The Vanguard Group, where they were responsible for the administration and distribution of The Pierpont Funds, a $5 billion fund complex now owned by J.P. Morgan, and the private label administration group of Vanguard, which administered over $10 billion in assets for 45 portfolios.

Description of Distributor

AMT Capital Services will also serve as the distributor to the USG Portfolio under the new Services and Distribution Plan (the "New Plan") with AMT Capital Fund, on behalf of the USG Portfolio. The New Plan, pursuant to Rule 12b-1 of the 1940 Act (the "Act"), is substantially similar in all material respects to the Services and Distribution Plan ("Current Plan") currently in place for the SGS Portfolio except that AMT Capital Services would serve as the distributor and the following differences: (a) the New Plan does not provide for any contingent deferred sales charge ("CDSC") whereas the Current Plan presently provides for a charge of up to 2.00% as a percentage of the redemption proceeds; and (b) the USG Portfolio will have selling agreements with several brokers which allows for greater portfolio share distribution opportunities, whereas under the Current Plan shares are only sold by LBI.

Comparative Information on Shareholder Rights

General. Lehman Funds and AMT Capital Fund are Maryland corporations. Lehman Funds is an open-end registered investment company governed by its Articles of Incorporation dated May 5, 1993, as amended and restated, its By-Laws and applicable Maryland law. AMT Capital Fund is governed by its Articles of Incorporation dated August 3, 1993, as amended and restated, its By-Laws, and applicable Maryland law. The business and affairs of each of the SGS Portfolio and the USG Portfolio are managed under the direction of their respective Boards of Directors.

Shares.  The number of authorized shares of common stock of Lehman
Funds is Ten Billion (10,000,000,000).   The number of authorized shares
of common stock of the AMT Capital Fund is Two Billion Five Hundred
Million (2,500,000,000). Under the Articles of Incorporation of both the AMT Capital Fund and Lehman Funds the Board of Directors may, without shareholder approval, provide for the issuance of additional sub-classes of Common Stock of a particular class or portfolio with such preferences, conversions or other rights and characteristics as shall be determined by resolution of the Board of Directors.

Both the SGS Portfolio and the USG Portfolio have a multiple class distribution system. The distribution system for the USG Shares will be substantially similar to that currently in place for the SGS Shares except that the USG Portfolio will also have an additional class of shares (its Class A shares) and will not have a contingent deferred sales charges with respect to either class of shares.

Management of the Affairs of the AMT Capital Fund.. AMT Capital Fund provides in case of any payment in securities rather than in cash that the Board of Directors shall determine what securities shall be distributed in kind. The securities shall be valued at the value at which they were appraised in computing the current net asset value of the shares with respect to which the distribution is being made. Any shareholder who cannot legally acquire securities so distributed in kind by reason of the prohibitions of the Act shall receive cash.

AMT Capital Fund's Board of Directors has the power to determine a minimum net asset value of a shareholder account or minimum investment which may be made by a shareholder. The Board of Directors may authorize the closing of those shareholder accounts not meeting the specified minimum amounts by redeeming all of the shares in such accounts upon notice to the affected shareholders.

AMT Capital Fund may value its assets in the event of national financial emergency, (as hereinafter defined) in such manner as may be approved from time to time by or pursuant to the discretion of the Board of Directors. For the purpose of AMT Capital Fund's Articles of Incorporation, a "national financial emergency" is defined as the whole or any part of any period (i) during which the New York Stock Exchange is closed other than customary weekend and holiday closing, (ii) during which trading on the New York Stock Exchange is restricted, (iii) during which an emergency exists as a result of which disposal by the AMT Capital Fund of securities owned by such class is not reasonably practicable or it is not reasonably practicable for the AMT Capital Fund fairly to determine the value for the net assets of such class, or (iv) during any other period when the Securities and Exchange Commission (or any succeeding governmental authority) may for the protection of security holders of the AMT Capital Fund by order permit suspension of the right of redemption or postponement of the date of payment on redemption.

Shareholder Meetings. Neither Lehman Funds nor AMT Capital Fund is required to hold annual meetings of shareholders, but are required to hold meetings of shareholders for purposes of voting on certain matters as required under the 1940 Act.

Liability and Indemnification of Directors and Officers. Both Lehman Funds and AMT Capital Fund provide for the indemnification of their directors and officers to the full extent permitted by Maryland General Corporation Law.

Removal of Directors. The AMT Capital Fund may, subject to the limits of the Investment Company Act of 1940 and unless otherwise prohibited by the by-laws, remove a director with or without cause, by the affirmative vote of a majority of (a) the Board of Directors, (b) a committee of the Board of Directors appointed for such purpose, or (c) the shareholders by vote of a majority of the outstanding shares of AMT Capital Fund. Lehman Funds has no similar provision for (a) and (b), but does have an identical provision for
(c).

The foregoing is only a summary of certain characteristics of the operations of Lehman Funds and AMT Capital Fund, their Articles of Incorporation, By-Laws and Maryland law. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of Maryland law directly for a more thorough description.

Comparative Information on Investment Advisory Agreements

The current Advisory Agreement continues from year to year, so long as its continuance is specifically approved at least annually (a) by vote of a majority of the Board of Directors who are not parties to the Advisory Agreement or "interested persons" of any party thereto and (b) by the Board of Directors or by vote of a majority of the outstanding securities (as defined in the 1940 Act) of the SGS Portfolio.

The new Advisory Agreement was approved by the Board of Directors of the AMT Capital Fund, including a majority of AMT Capital Fund's Independent Directors on ________________ on behalf of the USG
Portfolio, and by the sole shareholder of the USG Portfolio on
____________.   The new Advisory Agreement will continue until January
1, 1998 and from year to year thereafter provided that such continuance is specifically approved at least annually in the same manner as the current Advisory Agreement. The new Advisory Agreement is terminable at any time without penalty by a majority of AMT Capital Fund's Independent Directors or by vote of a majority of the outstanding shares (as defined in the 1940 Act) of the USG Portfolio on 60 days' written notice to AMT Capital Advisers and by AMT Capital Advisers on 60 days' written notice to the AMT Capital Fund.

Under the new Advisory Agreement, AMT Capital Advisers, subject to the general supervision of the Board of Directors of the AMT Capital Fund, manages the investment operations of the USG Portfolio and the composition of its assets and is responsible for performing certain other
obligations.   In this regard, AMT Capital Advisers provides performance
reporting, portfolio analysis, and other support to the Fund's Board of Directors relating to the selection, evaluation, and monitoring of the sub-adviser of the USG Portfolio, Delphi.

The new Advisory Agreement provides that AMT Capital Advisers is not liable to the USG Portfolio for any error of judgment but shall be liable to the Fund for any loss resulting from willful misfeasance, bad faith or gross negligence by AMT Capital Advisers in providing services under the Advisory Agreement or from reckless disregard by AMT Capital Advisers of its obligations and duties under the Advisory Agreement. In addition, the USG Portfolio will indemnify AMT Capital Advisers against losses arising out of its performance under the new Advisory Agreement except for losses resulting from AMT Capital Advisers' bad faith, willful misfeasance or gross negligence, or by reason of its reckless disregard of its obligations and duties under that Agreement.

Under the current Advisory Agreement, LBGAM serves as the investment adviser to the SGS Portfolio subject to the supervision and direction of Lehman Fund's Board of Directors. The current Advisory Agreement further provides for LBGAM to manage the SGS Portfolio in accordance with SGS Portfolio's investment objective and policies, to make investment decisions for the SGS Portfolio and to place orders to purchase and sell securities. The current Advisory Agreement does not provide for any limitation of LBGAM's liability to the SGS Portfolio, or for any indemnification of LBGAM by the SGS Portfolio.

Under the new Advisory Agreement, AMT Capital Advisers will serve as investment adviser. Pursuant to the Sub-Advisory Agreement between AMT Capital Advisers and Delphi, Delphi will serve as sub-adviser to the USG Portfolio. Susan Hirsch has agreed to serve as portfolio manager of USG Portfolio in her capacity as portfolio manager for Delphi. AMT
Capital Advisers would be responsible for the management of the investment portfolio of the USG Portfolio and the supervision of Delphi the sub-adviser. Delphi has retained the services of and has appointed Susan Hirsch the portfolio manager (effective as of the Closing Date). In that capacity, Ms. Hirsch will be responsible, on behalf of Delphi, for providing investment research and advice, determining which portfolio securities are to be purchased or sold by the USG Portfolio, purchasing and selling securities on behalf of the USG Portfolio and determining how voting and other rights with respect to the portfolio securities of the USG Portfolio are exercised in accordance with the USG Portfolio's investment objective, policies and restrictions. Thus, the USG Portfolio would be managed in substantially the same manner as the SGS Portfolio, except that AMT
Capital Advisers will serve as investment adviser, and Susan Hirsch will serve as portfolio manager with the sub-adviser, Delphi, instead of LBGAM.

The duties and obligations of the adviser outlined under the current and new Advisory Agreements are substantially similar, except for certain differences in the obligations. Under the current Advisory Agreement as described above Lehman Funds appointed LBGAM as its investment adviser; Lehman Funds pays the adviser on the first business day of each month a fee for the previous month; the adviser exercises its responsibility as investment adviser in accordance with the Articles of Incorporation and the Investment Advisers Act of 1940; the adviser keeps Lehman Funds informed of developments materially affecting the SGS Portfolio, and on its own initiative, furnishes Lehman Funds from time to time with whatever information the adviser believes is appropriate for this purpose; and the adviser exercises its best judgment in the rendering of its services.

Under the new Advisory Agreement, AMT Capital Fund appoints the adviser as its attorney-in-fact; the USG Portfolio pays to the adviser promptly at the end of each calendar month, a fee, calculated on each day during such month; the adviser shall notify AMT Capital Fund of any changes in the membership of the adviser within a reasonable time after the change; the adviser shall indemnify the Directors of AMT Capital Fund for all of its expenses arising out of the performance and obligations of the adviser under the Advisory Agreement and; the adviser shall have no responsibility or liability for the accuracy or completeness of AMT Capital Fund's registration statement under the Investment Company Act of 1940 and the Securities Act of 1933 except for information supplied by the adviser for inclusion therein about the adviser.

Under the new Advisory Agreement; the adviser represents that it has adopted a code of ethics governing personal trading that complies in all material respects with the recommendations contained in the Investment Company Institute "Report of the Advisory Group on Personal Investing," dated May 9, 1994.

THE DIRECTORS, INCLUDING THE INDEPENDENT
DIRECTORS, RECOMMEND THAT SHAREHOLDERS VOTE
FOR PROPOSAL ONE AND ANY UNMARKED PROXIES WILL
BE SO VOTED.


Additional Information About AMT Capital Fund, Inc. and the U.S.
Selected Growth Portfolio

Additional information about AMT Capital Fund is included in the preliminary prospectus of the U.S. Selected Growth Portfolio dated _____________ (the "USG Portfolio Prospectus"). A copy of the USG Portfolio prospectus has been filed with the Securities and Exchange Commission and may be obtained without charge by contacting AMT
Capital Services at 430 Park Avenue, New York, New York 10022 or by telephoning AMT Capital Services at 1-800-762-4848 and is incorporated by reference herein. Further information about AMT Capital Fund is included in the preliminary statement of additional information for the USG Portfolio, dated __________________, which also has been filed with the Securities and Exchange Commission (the "Commission") and may be obtained without charge by contacting AMT Capital Services at 430 Park Avenue, New York, New York 10022 or by telephoning AMT Capital
Services at 1-800-762-4848 and is incorporated by reference herein.

Additional Information About Lehman Brothers Funds, Inc. and the
Lehman Selected Growth Stock Portfolio

Additional information about Lehman Brothers Funds, Inc. is included in the preliminary prospectus of the Lehman Selected Growth Stock Portfolio and statement of additional information each dated November __, 1995. A copy of the Lehman Selected Growth Stock Portfolio prospectus may be obtained without charge by contacting AMT Capital Services at 430 Park Avenue, New York, New York 10022 or by telephoning AMT Capital
Services at 1-800-762-4848 and is incorporated by reference herein. Further information about Lehman Brothers Funds, Inc. is included in the current statement of additional information or the SGS Portfolio, dated __________________, relating to the proposed transactions and other actions described in this Combined Prospectus/Proxy Statement, including financial statements and has been filed with the Securities and Exchange Commission (the "Commission") and may be obtained without charge by contacting AMT Capital Services at 430 Park Avenue, New York, New
York 10022 or by telephoning AMT Capital Services at 1-800-762-4848 and is incorporated by reference herein.

Miscellaneous

Available Information

AMT Capital Fund, Inc. is registered under the 1940 Act and is subject to the informational requirements of the 1940 Act and, in accordance therewith, files reports, proxy materials, and other information with the Commission. The U.S. Select Growth Portfolio is registered under the 1940 Act and is required to file reports under the 1940 Act. Such reports, proxy materials and other information may be inspected at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also may be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C.
20549, at prescribed rates.

Legal Matters

Certain legal matters in connection with the issuance of the shares of the U.S. Selected Growth Portfolio will be passed upon by Dechert Price & Rhoads, 477 Madison Avenue, New York, New York 10022. Dechert Price
& Rhoads will render an opinion as to certain Federal income tax consequences of the Reorganization.
Financial Statements and Experts

The audited financial statements of the Lehman Funds included in the statement of additional information related to this Combined Prospectus/Proxy Statement (the "SAI") have been audited by Ernst &
Young LLP, independent auditors, for the period indicated in the report of independent auditors thereon which appears in the SAI. Such financial statements are incorporated herein by reference in reliance upon such report of independent auditors given on the firm as experts in accounting and auditing. Copies of these financial statements as included in the SAI may be obtained without charge by contacting AMT Capital Services, Inc. at 430 Park Avenue, New York, New York 10022 or by telephoning AMT Capital
Services at 1-800-762-4848. There are no financial statements for the USG Portfolio since it has not yet commenced operations.


                            OTHER BUSINESS

The Directors know of no other business to be brought before the Meeting. However, if any other matters properly come before the Meeting, proxies will be voted in accordance with the judgment of the Board of Directors.

Proposals for Future Meetings

As a Maryland corporation, AMT Capital Fund is not required to hold annual Shareholder meetings in any year in which no meeting is required under the 1940 Act. Consequently, AMT Capital Fund does not intend to hold annual shareholder meetings each year, but meetings may be called by the Directors from time to time. Proposals of shareholders that are intended to be presented at a future shareholder meeting must be received by AMT Capital Fund by a reasonable time prior to AMT Capital Fund's mailing of information statements relating to such meeting.


                               By Order of the Board of Directors

                               ______________________________

                               William Vastardis, Secretary


                     Lehman Selected Growth Stock Portfolio

                                   A Series of
                           Lehman Brothers Funds, Inc.

               PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS DATE

        THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
OF LEHMAN BROTHERS FUNDS, INC. ("Lehman Funds") for use at a special meeting of the shareholders of Lehman Selected Growth Stock Portfolio ("SGS Portfolio") a series of Lehman Funds, which meeting will be held at _______________________________________, and any adjournments thereof (the
"Meeting").

        The undersigned shareholder of SGS Portfolio, revoking any and all previous proxies heretofore given for shares of SGS Portfolio held by the undersigned ("Shares"), does hereby appoint _____________________________ and ______________________, or any of them, with full power of substitution to each, to be the attorneys and proxies of the undersigned (the "Proxies"), to attend the Meeting of the shareholders of SGS Portfolio, and to represent and direct the voting interest represented by the undersigned as of the record date for said Meeting for the Proposals specified below.

        This proxy, if properly executed, will be voted in the manner as directed herein by the undersigned shareholder. Unless otherwise specified below in the squares provided, the undersigned's vote will be cast "FOR" each Proposal. If no direction is made for any Proposals, this proxy will be voted "FOR" any and all such Proposals. In their discretion, the Proxies are authorized to transact and vote upon such other matters and business as may come before the meeting or any adjournments thereof.

ProposalTo approve or disapprove the Agreement and Plan of Reorganization by and between Lehman Funds, on behalf of its SGS Portfolio, and AMT Capital Fund Inc. ("AMT Capital
Fund"), on behalf of its newly-created U.S. Selected Growth
Portfolio (the "USG Portfolio"), providing for the transfer of all of the assets, subject to all of the liabilities, of SGS Portfolio in exchange for shares of the USG Portfolio (the "USG Shares"), and the distribution of such USG Shares to the shareholders of SGS Portfolio in complete liquidation of SGS Portfolio.

     FOR [         ]        AGAINST  [        ]         ABSTAIN   [        ]

Proposal Two.      To transact such other business as properly may come before the Meeting or any adjournment(s) thereof.

                To avoid the expense of adjourning the Meeting to a subsequent date, please return this proxy in the enclosed self-addressed, postage-paid envelope. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF LEHMAN FUND, WHICH RECOMMENDS A VOTE FOR THE
PROPOSALS.

        Dated:_________________________, 1995

        ______________________________
        Signature of Shareholder

        ______________________________
        Signature of Shareholder

This proxy may be revoked by the shareholder(s) at any time prior to the special meeting.

 NOTE: Please sign exactly as your name appears hereon. If shares are registered in more than one name, all registered shareholders should sign this proxy; but if one shareholder signs, this signature binds the other shareholder. When signing as an attorney, executor, administrator, agent, trustee, or guardian, or custodian for a minor, please give full title as such. If a corporation, please sign in full corporate name by an authorized person. If a partnership, please sign in partnership name by an authorized person.

PART B

                          U.S. Selected Growth Portfolio

                                   A Series of
                              AMT Capital Fund, Inc.
                          430 Park Avenue, 17th Floor
                               New York, NY 10022
                                 (212) 308-4848

                                ________________

                      STATEMENT OF ADDITIONAL INFORMATION

This statement of additional information is not a prospectus and should be read in conjunction with the Combined Prospectus/Proxy Statement dated December _, 1995 (the "Combined Prospectus/Proxy Statement"), for the special meeting of shareholders of the SGS Portfolio, a series of Lehman Funds, an open-end management investment company, to be held on January 12, 1996 (the "Meeting").

The Combined Prospectus/Proxy Statement describes certain transactions and other actions contemplated by the Reorganization Plan pursuant to which all of the assets of SGS Portfolio, a series of Lehman Funds would be acquired by USG Portfolio, a portfolio of AMT Capital Fund in exchange for Class B shares of the USG Portfolio and the assumption by the Class B shares of the USG Portfolio of all of the liabilities of the SGS Portfolio. As described in the Combined Prospectus/Proxy Statement, USG Portfolio has investment objectives and investment policies that are substantially similar to the SGS Portfolio. The Combined Prospectus/Proxy Statement also describes a new Advisory Agreement between USG Portfolio and AMT
Capital Fund and a new Services and Distribution Plan. The shareholders of SGS Portfolio are being requested to approve the Reorganization Plan at the Meeting.

Pro Forma financial statements are not presented herewith inasmuch as the Reorganization Plan does not involve a change in the net assets of SGS Portfolio or the net asset value of SGS Portfolio shares. Pursuant to the Reorganization Plan shares will be exchanged at the same net asset value.
In addition, the Reorganization Plan will not involve a change in the shares outstanding of the SGS Portfolio. The capitalization of the USG Portfolio will be the same as the SGS Portfolio and USG Portfolio will continue to report its financial highlights and per share data in the same form as SGS Portfolio.

The Combined Prospectus/Proxy Statement may be obtained without charge from AMT Capital Services, the Distributor for the USG Portfolio at 430 Park Avenue, New York, New York 10022 or by telephoning AMT Capital Services at 800-762-4848. This statement of additional information contains additional and more detailed information about the operations and activities of Lehman Funds and AMT Capital Fund and the operations and activities of SGS Portfolio and USG Portfolio.

The date of this statement of additional information is December_, 1995.

                    STATEMENT OF ADDITIONAL INFORMATION

                             TABLE OF CONTENTS

          Preliminary Statement of Additional Information of
AMT Capital Fund, Inc.
dated

Current Statement of Additional Information of
SGS Portfolio, a series of
Lehman Brothers Funds, Inc.
dated

Current Annual Report of
several series of Lehman Brothers Funds, Inc., including the SGS Portfolio, dated

PART C

AMT CAPITAL FUND, INC.
USG PORTFOLIO

PART C. OTHER INFORMATION


Item 15.Indemnification

        The Registrant shall indemnify directors, officers, employees and agents of the Registrant against judgments, fines, settlements and expenses to the fullest extent allowed, and in the manner provided, by applicable federal and Maryland law, including Section 17(h) and (i) of the Investment Company Act of 1940. In this regard, the Registrant undertakes to abide by the provisions of Investment Company Act Releases No. 11330 and 7221 until amended or superseded by subsequent interpretation of legislative or judicial action.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.Exhibits

(1)(a)(b) Articles of Incorporation, dated August 3, 1993 (previously filed as Exhibit (1) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A, File Nos. 33-66840, 811-7928).
Articles of Amendment to Articles of Incorporation, dated October 28, 1993 (previously filed as Exhibit (1b) to Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A, File Nos. 33-66840, 811-7928).
(1)(c)  Form of Articles Supplementary of Registrant filed herewith.
(2) By-laws (previously filed as Exhibit (2) to Pre-Effective Amendment No.
2 to Registrant's Registration Statement on Form N-1A, File Nos. 33-66840, 811-7928).
(3)  Not Applicable.
(4) Form of Agreement and Plan of Reorganization annexed hereto as Appendix A.
(5) Specimen of Stock Certificates (previously filed as Exhibit (4) to Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form
N-1A, File Nos. 33-66840, 811-7928).
(6) Form of Investment Advisory Agreement between the Registrant and
AMT Capital Advisers, Inc. filed herewith.
(7) Not Applicable.
(8) Not Applicable.
(9) Custodian Agreement, dated October 29, 1993 between the Registrant and Investors Bank & Trust Company (previously filed as Exhibit (8) to Post-Effective Amendment No. 2 to Registrant's Registration Statement on
Form N-1A File Nos. 33- 66840, 811-7928).
(10) Form of Services and Distribution Plan pursuant to Rule 12b-1 Plan between Registrant and Lehman Funds Incorporated filed herewith.
(11) Opinion and Consent of Dechert Price & Rhoads filed herewith.
(12) Opinion of Dechert Price & Rhoads regarding certain tax matters and consequences to shareholders filed herewith.
(13) Transfer Agency and Service Agreement, dated October 29, 1993 between the Registrant and Investors Bank & Trust Company (previously filed as Exhibit (9a) to Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A, File Nos. 33-66840, 811-7928).
(14) Consents of Ernst & Young LLP independent auditors for the SGS
Portfolio and the AMT Capital Fund, Inc. filed herewith.
(15) There are no financial statements omitted pursuant to Item 14(a)(1).
(16) Not applicable.
(17) Rule 24f-2 Notice of Registrant filed herewith.

Item 17 Undertakings

        (a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities
        Act of 1933, as amended, the reoffering
        prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items if the applicable form.

        (b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a), above, will be filed as part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


        SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the __ day of November, 1995

                                       AMT CAPITAL FUND, INC.

                                       By:  s\Alan M. Trager
                                       Alan M. Trager, President


Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement had been signed below by the following persons in the capacities and on the dates indicated.

Signature                      Title           Date

\s\_Robert B. Allardice, III   Director        November ____, 1995
Robert B. Allardice, III

\s\ Patricia M. Gammon         Director        November _____, 1995
Patricia M. Gammon

\s\ Alan M. Trager             President and   November _____, 1995
Alan M. Trager                 Director

\s\ Carla E. Dearing           Vice President  November ___, 1995
Carla E. Dearing

\s\ William E. Vastardis_      Secretary and   November ___, 1995
William                        Treasurer

INDEX TO EXHIBITS INCLUDED IN PART C

Exhibit 1(c)    Articles Supplementary of Registrant

Exhibit 6       Form of Investment Advisory AgrAdvisers, Inc. filed herewith.

Exhibit 10 Form of Services and Distribution Plan pursuant to Rule 12b-1 Plan between Registrant and Lehman Brothers Incorporated filed herewith.

Exhibit 11      Opinion and Consent of Dechert Price & Rhoads

Exhibit 12      Opinion of Dechert Price & Rhoashareholders

Exhibit 14      Consent of Ernst & Young LLP, independent auditors for SGS
                Portfolio

Exhibit 17      Rule 24f-2 Notice of Registrant